U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Aaron                            James                            G.
--------------------------------------------------------------------------------
   (Last)                          (First)                        (Middle)

  10 Muncy Drive
--------------------------------------------------------------------------------
                                    (Street)

  West Long Branch                        NJ                   07764
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)


________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    07/23/2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                        Monmouth Community Bancorp (MMTH)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                                    SECRETARY
                              --------------------

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                   7/25/2002
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           4,961                          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           8,268                          I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           4,961                          I              (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           2,205                          I              (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           2,205                          I              (4)(5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           5,512                          I              (4)(6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           4,460                          I              (7)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           5,512                          I              (4)(8)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           5,512                          I              (4)(9)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           2,756                          I              (4)(10)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           1,102                          I              (4)(11)
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                 Amount         sion or        Direct      6. Nature of
                         ----------------------                              or             Exercise       (D) or         Indirect
                         Date       Expira-                                  Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                     of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                    Shares         Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      1/31/01   1/31/11     Common Stock, $0.01 par value   2,100*    $10.48*        D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      1/31/02   1/31/11     Common Stock, $0.01 par value   1,050*    $10.48*        D
Options
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/03   2/28/12     Common Stock, $0.01 par value   750       $15.00         D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/04   2/28/12     Common Stock, $0.01 par value   750       $15.00         D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/05   2/28/12     Common Stock, $0.01 par value   750       $15.00         D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/06   2/28/12     Common Stock, $0.01 par value   750       $15.00         D
Options
====================================================================================================================================

Explanation of Responses:


  * As adjusted to account for the 5% stock distribution made to the shareholders of Monmouth Community Bancorp on December 31, 2001.

     See Exhibit A attached hereto as to footnotes (1)-(11).

      /s/ James G. Aaron                                    November 25,2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Name and Address of Reporting Person:         James G. Aaron
-------------------------------------         10 Muncy Drive
                                              West Long Branch, New Jersey 07764

Date of Event Requiring Statement:            July 23, 2002
---------------------------------

Name of Issuer and Symbol:                    Monmouth Community Bancorp (MMTH)
-------------------------



                              FORM 3/A - EXHIBIT A
                              --------------------

                            EXPLANATION OF RESPONSES
                            ------------------------

(1) Shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person.

(2) Shares registered in the name of ERBA Co., Inc., in which the reporting person has an ownership interest and serves as vice president. The reporting person disclaims beneficial ownership of these securities except to the extent of his ownership interest in ERBA Co., Inc.

(3) These shares are held in trust for the benefit of the reporting person's son. The reporting person's spouse is trustee of the trust.

(4) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5) These shares are held in trust for the benefit of the reporting person's daughter. The reporting person's spouse is trustee of the trust.

(6) Shares registered in the name of the reporting person as trustee for the Trust Under the Will of Leslie B. Aaron, the reporting person's father.

(7) Shares registered in the name of the Aaron Family Limited Partnership, of which the reporting person is a partner. The reporting person disclaims beneficial ownership of these securities except to the extent of his partnership interest in the Aaron Family Limited Partnership.

(8) Shares in the name of the David Ritter Trust, of which the reporting person is a trustee.

(9) Shares in the name of the Randy Ritter Trust, of which the reporting person is a trustee.

(10) Shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person's spouse.

(11) Shares held by the reporting person's spouse.